June 24, 2019

Marc D. Hamburg
SVP and Principal Financial Officer
Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, Nebraska 68131

       Re: Berkshire Hathaway Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 25, 2019
           File No. 001-14905

Dear Mr. Hamburg:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance